UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: September 20, 2007                   /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

--------------------------------------------------------------------------------

SEPTEMBER 20, 2007                             TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


 CENTRASIA CONTINUES TO INTERSECT WIDE ZONES OF NICKEL MINERALIZATION AT SOUKER

        HOLE CP07-04 INTERSECTS 166 METRES GRADING 0.31% NI FROM SURFACE

              HOLE CP07-08 INTERSECTS 183.5 METRES GRADING 0.27% NI

Centrasia Mining Corp. ("the Company") announces additional results from the ongoing infill drill program at the Souker Nickel-Copper project ("Souker") in the Kola Peninsula of northwestern Russia. To date a total of 2,810 metres of drilling has been completed in 22 drill holes. The Company anticipates that a minimum of 10,000 metres of drilling will be completed by the end of 2007.

The mineralized intervals reported below are associated with varying degrees of disseminated to semi-massive sulphide mineralization (pentlandite, chalcopyrite, and pyrrhotite) within layered, medium to coarse grained peridotite and pyroxenite. The mineralized intervals reported below continue to demonstrate the bulk tonnage target potential at that would be amenable to open pit mining. The intervals reported below have been calculated using a Ni cut off grade (0.20%
Ni) as opposed to the 0.25% Ni cut off grade that was used to calculate the mineralized intervals reported in our previous news release (See August 14, 2007 Press Release). The hosting stratigraphy dips variably to the south and although holes have been oriented to intersect the mineralized horizon as optimally as possible, the intervals reported below may not represent true width. . Drill hole CP07-02 drilled in the southwest corner of the property did not return any significant results. See attached map for drill hole collar locations.

--------------------------------------------------------------------------------
  DRILL          FROM           TO         INTERVAL       NI           CU
  HOLE            (m)           (m)          (m)          (%)          (%)
--------------------------------------------------------------------------------

CP07-01           21            23             2          0.28         0.10
--------------------------------------------------------------------------------
CP07-04            2.5          168.5         166         0.31         0.06
 including        89.5          104.5          15         0.58         0.18
--------------------------------------------------------------------------------
CP07-08           21            204.5         183.5       0.27         0.04
--------------------------------------------------------------------------------
CP07-12            3.6           48.95         43.4       0.34         0.08
--------------------------------------------------------------------------------
CP07-13            2.2           84.5*         81.3       0.27         0.04
--------------------------------------------------------------------------------
* Hole terminated in mineralization

The 2007 drill program was initially laid out to achieve a maximum 100 metre by 100 metre ore intercept spacing in order to verify and upgrade the historic Soviet resource estimate from a C2 to C1 category (See May 14, 2007 Press Release). The 22 holes completed to date, range from 50 metres to 287.7 metres in depth, for a total of 2,810 metres. The drill data from the 2007 drill campaign will also be used to convert the historic Soviet resource into a

NI43-101 compliant resource. All drill data to date from the Souker Deposit is being currently modeled in house and statistics from analytical results will be used to determine what intercept spacing will be required for classifying JORC ("Australasian Joint Ore Reserves Committee") defined resource categories.

All of the drilling is being completed with NQ sized core using a Longyear LF 70 drill rig. Recoveries to date have been excellent. The drill core is being logged, photographed, sawn, sampled, and core samples are being prepared at the Central Kola Expedition laboratory in Monchegorsk. Assaying is being completed by the Kola Geological Information Laboratory Centre in Apatity. This lab is certified under GOST R ISO/MEK 17025-2000. It is also certified by the VIMS
Institute in Moscow and is subject to annual inspections under that certification. Centrasia has retained SRK Consulting to conduct an independent audit of Kola Geological Information Laboratory and effective immediately, a full QA/QC program will be initiated on the Souker project. All of Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101.

Centrasia is pleased to announce that it has retained the CP Capital Group Ltd. ("CP Capital") to provide investor relations services to Centrasia. Cary Pinkowski, a director of Centrasia, is the principal of CP Capital. Also involved in CP Capital is David Matousek and Carson Seabolt. Centrasia will pay CP Capital a monthly fee of $5,000 and has retained CP Capital on a month-to-month basis.

Centrasia Mining Corp.'s headquarters is in Vancouver, Canada, with exploration offices in Bishkek, Kyrgyzstan and Almaty, Kazakhstan and Apatity, Russia. The company is actively engaged in the exploration and acquisition of precious and base metal projects in Central Asia. Centrasia is listed for trading on the TSX Venture Exchange under the symbol "CTM", on the Frankfurt Stock Exchange under the symbol "C8M" and on the OTCBB under the symbol "CTMHF".

To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.

/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.

    The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

                 [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted graphic is a map of the "Souker Ni/Cu Deposit, Drill Plan" dated September 20, 2007 Prepared by Centrasia Mining corp. Legend is:

     Colored Dot - Completed Drill/Holes/ Assays Reported
     Colored Dot - Proposed Drill/Holes/ Assays Pending
     Colored Dot - Pre-2007 Drilling

     2 inches equals 400 metres

To view map please go to the Company's website:  www.centrasiamining.com